2441 Warrenville Road, Ste. 610 Lisle, IL 60563 T: (630) 577-3100 (800) 282-3232 F: (630) 577-3101	www.sxc.com
December 1, 2008
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen Krikorian
               Accounting Branch Chief

Re:	SXC Health Solutions Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 000-52073
Dear Mr. Krikorian,
     On behalf of SXC Health Solutions Corp. and its subsidiaries (“SXC” or the “Company”), we submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in the Staff’s comment letter dated November 10, 2008 (the “Comment Letter”) with respect to the Form 10-K of SXC for its fiscal year ended December 31, 2007 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of SXC.
General
1.	We note that your response letter was signed by your outside legal representative. The representations requested in the closing of our letter dated September 19, 2008, must be signed by the company’s management. Please provide all three acknowledgements in the form previously requested.

Response: As requested, the Company is providing the acknowledgements requested at the end of this letter.
Notes to Consolidated Financial Statements
2. Significant Accounting policies
(c) Revenue Recognition, page 57
2.	Your response to prior comment number 7 indicates that if the monthly minimum payment is substantive the contract revenue is accounted for on a subscription basis. However, we note that your disclosures indicate that you recognize “revenue at the time the transaction is processed provided the related contracts include a substantive minimum monthly payment.” Please reconcile these two statements.

Response: The Company believes that the two statements are conveying the same point. Please see the response to question 4 which we believe will clarify the Company’s revenue recognition accounting policy.

3.	We note that your response to prior comment number 7 did not explain how you recognize ASP fees when there is not a substantive minimum monthly royalty payment. Please tell us how you recognize revenue from these fees and refer to the relevant sections of SAB 104 and EITF 00-21 that support your accounting.

Response: In seven contracts, which represent approximately 10% of the Company’s 2007 consolidated revenue, the Company has entered into multi-year agreements to provide ASP services which include hosting, claims adjudication, customer support, financial reporting, account management, on-line and off-line data storage services. Of these contracts, one contract also includes rebate administration services bundled in with the claim processing fee. The contracts provide that the Company receives a total transaction fee for each claim transaction processed, with the amount of the fee depending on the nature of the services provided.

The Company determined that the delivered services in these particular contracts can be considered a separate unit of accounting from the undelivered services in accordance with paragraph 9 of EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables since all of the following criteria are met:
1.	The delivered item(s) has value to the customer on a standalone basis because the Company provides these delivered services to customers under separate contracts (absent the undelivered services).

2.	There is objective and reliable evidence of the fair value of the undelivered item(s). At the time the Company entered into these transactions, the Company established evidence of fair value of the undelivered services based on the value at which that the Company sold these services on a standalone basis or based on third party evidence.

3.	There is no general right of return relative to the delivered items, thus criteria 9c) was not applicable however, delivery or performance of the undelivered services was considered probable and substantially in the control of the Company.
The Company adopted the residual method because it did not believe it has sufficient objective and reliable evidence to support a relative fair value allocation of the transaction fee to the delivered and undelivered elements for these seven contracts. At each reporting date, the Company deferred the aggregate fair value of the consideration related to the undelivered services and recognized the residual consideration to the delivered services. With respect to the delivered items, the Company believed that it had met the criteria for revenue recognition in accordance with SAB 104 as there was:
1.	Persuasive evidence of an agreement,

2.	Delivery had occurred or services had been rendered,

3.	The seller’s price to the buyer was fixed or determinable, and

4.	Collectability was reasonably assured.
The Company does not recognize any ASP revenue unless there is an agreement with the customer. The price is fixed as the contract states a fixed amount that is charged to the customer per transaction that is processed. If there is any evidence that collection is unlikely, the Company will defer that revenue until such time as the amounts are collected.

In the Company’s previous letter to the SEC, the Company noted that it determined the fair value of the undelivered services (i.e., rebate processing services, dedicated account management services, and online and offline historical data access availability) through a variety of means. The fair value of rebate processing services was determined based on the value that the Company sold these services to customers under two standalone rebate processing agreements that were in-place at the time these contracts were entered into. The fair value of online historical data access availability was determined using the substantive contractual renewal rate cited in the agreement if the customer chose to extend the service. This amount was further supported by obtaining a quote from another hosting service provider. The Company determined the fair value of offline data access availability was insignificant based on information obtained from a third party supplier, accordingly, the Company did not defer any amount for that element. The fair value of dedicated account management was determined based on the rates the Company charged other customers for similar services.

The Company recognizes the revenue related to the rebate processing services in the quarter following the transaction processing as this is when the rebate services are completed. As previously noted, only one of these contracts include rebate processing. The Company recognizes the online data access when the required retention period has expired and dedicated account management fee as the services are provided. Excluding rebate processing, these amounts are not significant to the Company’s results of operations.

4.	To help us better understand the accounting for your ASP arrangements, please provide us with examples of your ASP multiple element arrangements. In your response, provide us with an example of a transaction-based and a subscription-based arrangement including those where the substantive minimum monthly payment exceeds the fair value of any undelivered elements and those where the substantive minimum monthly payment does not exceed the fair value of any undelivered elements. For each example please identify the elements included in the arrangement, clearly indicate the revenue recognition policy for each element, explain how you allocate revenue to each accounting unit, and refer to the authoritative literature that supports your accounting.

Response:

In our response to Question #7 dated October 16, 2007, we described the revenue recognition related to those contracts where there is a substantive monthly minimum payment as in accordance with a “subscription” model, only because of the monthly minimum amount. In fact, the Company recognizes revenue at the time the transaction is processed provided the related contract includes a substantive minimum monthly payment. The monthly minimum fee amount is recognized each month and transaction fees for transactions processed in excess of the minimum volume is recognized at the time of the claims adjudication. There is no deferral or adjustment deemed necessary since the monthly minimum payment is sufficient to address any ongoing services yet to be performed related to those transactions.

Of the ASP agreements that were in place for which transactions were being processed at the end of 2007, about fifty-five agreements, which represent approximately 48% of the Company’s 2007 consolidated revenue, include a substantive monthly minimum payment. The nature of the services of these contracts are similar to those previously described in response to Question #3, however, the pricing is different given that these contracts include a minimum monthly payment. The Company enters into multi-year agreements to provide ASP services, which include hosting, claims adjudication, customer support, financial reporting, account management and on-line and off-line data storage services. Of these contracts, eight contracts also include rebate administration services bundled in with the claim processing fee. These contracts provide that the Company receives a minimum monthly fee based on a minimum volume of transactions and a per transaction fee for each claim transaction processed in excess of the minimum volume. The standard monthly fee is charged if the minimum volumes are not met thus ensuring the Company will be paid for recurring monthly services.

The Company considered the criteria of EITF 00-21 and was not comfortable with the support for fair value of the undelivered elements. The Company has entered into more contracts which include rebate processing services over the past couple years and the evidence of fair value for these services was not robust since it only sold this service to a small sample of customers on a standalone basis at rates which do not necessarily correspond to the market. Because of this, the Company concluded that it had a bundled service arrangement under one unit of accounting.

The Company considered the FASB Invitation to Comment, Accounting for Services Transactions. The Company concluded that the ASP service transactions involve a combination of certain similar (but not identical) standard activities each month, each requiring a similar level of effort (such as processing rebates, data storage and providing monthly reports) and an unspecified number of identical acts (processing claim transactions). The Invitation to Comment suggested that for a specified number of defined but not identical acts (in this case, the standard but not identical activities provided each month over the term of the contract), revenue should be recognized on a systematic and rational basis or straight line basis if more representative of the pattern in which proportional performance takes place. Recognition of the minimum monthly amount for the recurring monthly services was considered to be representative of proportional performance being delivered. Under the Invitation to Comment, an equal amount of revenue should be recorded for service transactions for identical or similar acts. The Company viewed the recognition of the transaction fee as being consistent with this guidance, since an equal amount of revenue is recognized per transaction processed. The amount of revenue recognized each period varies with the volumes of claims transactions processed which is consistent with the proportional performance delivered under the contract.

In order to ensure that the monthly minimum payment was substantive and represented adequate consideration to address services required to be performed on a recurring monthly basis, the Company considered the value of those services both on a cost recovery basis and what it estimated to be fair value. If no transactions were processed in a month, the Company would still be required to stand ready to provide the standard monthly services and the minimum payment would exceed the value of the those services.

In conjunction with responding to this comment letter, the Company has identified that its revenue recognition accounting policy includes an inappropriate statement that will be removed as part of its 2008 annual filing. In the general introduction to its revenue recognition, the Company stated that “In cases where elements cannot be treated as separate units of accounting under EITF 00-21, the elements are combined into a single unit of accounting for revenue recognition purposes and revenue is deferred and recognized based on the revenue recognition guidance applicable to the last delivered element within the unit of accounting.” This is not a correct statement nor would it provide a meaningful or relevant revenue recognition model given there is a substantive monthly minimum payment.

As previously described in response to Question #3, the Company does have a limited amount of contracts that do not have a monthly minimum payment. In these circumstances, the Company applied the guidance under EITF Issue No. 00-21 and SAB 104. The various elements of the contract (claims processing, rebate processing, online data access) were separated into multiple deliverables. As explained earlier, the estimated fair value of the undelivered services (based on the value that the Company sells these services on a standalone basis, or based on a substantive renewal rate included in the contract, or based on third party information obtained from other suppliers) is deferred and the residual amount of the transaction fee is recognized at the time of the claims adjudication. The deferred revenue associated with the undelivered items is recognized at the time the remaining services are performed.

The Company will present two hypothetical examples to illustrate the Company’s revenue recognition policies:

Example 1. The Company has signed an agreement with a term of 36 months to provide prescription drug claims processing services, access to monthly financial reports, prescription drug rebate processing services, online and offline historical data access availability and access to a pharmacy and member help desk. For providing these services, the Company is charging the customer a minimum monthly amount of $50,000 (this amount is charged regardless whether any transactions are processed) and a fixed fee of $0.50 per claim processed in excess of the minimum volume of transactions specified in the agreement. Assume the month had 50,000 claims processed. There are no general rights of return, and the delivery of services is within the control of the Company.

The Company would account for revenue under this contract as the transactions are processed providing the minimum monthly payment is substantive. The Company concluded that the monthly minimum is substantive as it is greater than the Company’s fair value of the rebate processing services and online historical data access availability calculated using the values that the Company sells these services to other customers on a standalone basis or by contractual renewal rates. The Company would recognize the full amount billable to the customer of $50,000 as revenue in the period the claims were processed per the guidance under the FASB Invitation to Comment, Accounting for Services Transaction, as mentioned above.

Example 2. The Company has signed an agreement with a term of 36 months that contains no monthly minimum payment to provide prescription drug claims processing services, access to monthly financial reports, prescription drug rebate processing services, online and offline historical data access availability and access to a pharmacy and member help desk. For providing these services, the Company is charging the customer a fixed fee of $0.50 per claim processed. Assume the month had 50,000 claims processed, however there is no minimum number of transactions required to be processed under the arrangement. There are no general rights of return, and the delivery of services is within the control of the Company.

The Company would account for revenue under this contract by separating the elements within the contract into multiple units of accounting as required by EITF Issue No. 00-21. The residual method of revenue allocation is then used to determine the amount of revenue recognized in the current period. The Company would defer the fair value of the revenue attributable to rebate processing services and online data access availability. The Company currently charges customers who purchase rebate services on a standalone basis $.21 per claim transaction. Therefore, the Company would defer revenue of $10,500 related to rebate processing services until the time the services have been fully performed, in the quarter following the transaction processing. The Company would also defer $250 related to online data access availability as the Company has determined the fair value of this service is $.005 per claim transaction as this is the contractual renewal rate for this service and the gross amount is consistent with amounts charged by third party suppliers. This amount is recognized over time as the services are performed. The remaining services are considered to be delivered and the Company would recognize the residual amount of $14,250 ($25,000 – $10,500 – $250) as revenue in the current period.
Acknowledgements and Closing Comments
As requested in the SEC’s comment letters dated September 19, 2008 and November 10, 2008, SXC acknowledges that:
1.	SXC is responsible for the adequacy of disclosures in the Form 10-K;

2.	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.	SXC may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
The Company does not believe that any of the Staff’s comments in the Comment Letter or the previous letter received on September 19, 2008 raise a material issue with respect to disclosures contained in SXC’s Form 10-K.
If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (630) 577-3206 or via email at jeff.park@sxc.com. Should the Staff disagree with SXC’s conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.
Regards,
/s/ Jeff Park
Jeff Park,
Chief Financial Officer
SXC Health Solutions Corp